_______________________________________________________________________________

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of July 2003

                       __________________________________
                       __________________________________


                G. WILLI-FOOD INTERNATIONAL LTD. (Translation of
                         registrant's name into English)


                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                       __________________________________



            Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                              FORM 20-F X      FORM 40-F

            Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

            Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):............

            Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a


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Form 6-K submission or other Commission filing on EDGAR.

            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES     NO X
                                          ---

            If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.





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On July 21, 2003, G. Willi-Food International Ltd. (the "Registrant") announced that the Nasdaq Stock Market informed the Registrant that its Ordinary Shares are subject to delisting from the Nasdaq SmallCap Market due to its failure to meet continued listing requirements that the Registrant have 500,000 publicly held shares. The Registrant is reviewing the alternatives available to it.









Exhibits
--------

       The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Registrant's press release, dated July 21, 2003.



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                                   SIGNATURES

            In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             G. WILLI-FOOD INTERNATIONAL LTD.



Dated:  July 21, 2003
                              By: /s/ Joseph Williger
                                 -------------------------------------------
                                 Name:  Joseph Williger
                                 Title:  Chief Executive Officer